Direct Dial (214) 922-4156
Direct Fax (214) 922-4144
lhardenburg@hallettperrin.com

January 22, 2008

U.S. Securities and Exchange Commission                    Copies sent via Federal Express
100 F Street N.E.
Washington, D.C. 20549
Attn:   Mr. H. Christopher Owings
Mr. John Fieldsend
Mail Stop 3561

RE:    Decorize, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed June 15, 2007
File No. 333-140794

Form 10-KSB for Fiscal Year Ended June 30, 2007
Filed October 9, 2007
File No. 1-31260

Forms 10-QSB/A for the Fiscal Quarters ended June 30, 2006, September 30, 2006, December 31, 2006, and March 31, 2007
Filed October 9, 2007

Form 10-QSB for the Fiscal Quarter ended September 30, 2007
Filed November 14, 2007
File No. 1-31260

Dear Mr. Owings:

On behalf of Decorize, Inc., a Delaware corporation (the “Company”), we transmit this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated December 13, 2007 (the “Comment Letter”), with respect to Amendment No. 3 to the Company’s Registration Statement on Form SB-2 (File No. 333-140794) (the “Registration Statement”) and certain periodic filings by the Company, which was addressed to the Chief Executive Officer of the Company.

This letter sets forth our response, made on behalf of the Company, to the Staff’s comment set forth in the Comment Letter. For convenience, the numbered paragraph below corresponds to that in the Comment Letter, with the Staff’s comment presented in bold face. We are also sending a copy of this letter via overnight delivery, together with a copy of an Amendment No. 4 to the Registration Statement filed by the Company, which updates Part II of the Registration Statement solely for the purpose of re-filing Exhibits 5.1, 23.1, 23.2 and 23.3.

U.S. Securities and Exchange Commission
December 22, 2007

Form 10-QSB for Fiscal Quarter Ended September 30, 2007

Item 3. Controls and Procedures, page 18

1.
We note your disclosure that your chief executive officer and principal financial officer concluded that your disclosure controls and procedures are effective as of September 30, 2007, “with the exceptions described below.” Given the exception noted, it remains unclear whether your chief executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your principal financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you may state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you may state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

In response to the Staff’s comment, the Company filed with the Securities and Exchange Commission on January ___, 2008 an amended Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007, which includes revised disclosures under “Item 3. Controls and Procedures” in response to the Staff’s comment.

* * * * *

U.S. Securities and Exchange Commission
December 22, 2007

Thank you for your continued cooperation regarding this matter. Please contact me at (214) 922-4156 with any questions regarding the foregoing responses or if you have any other questions.

Sincerely,

Lance M. Hardenburg

cc:      Steve Crowder (w/o encls)